SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

             REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                    July 2004

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333- 12074 and 333-115598.



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                         RADA ELECTRONIC INDUSTRIES LTD.



6-K Items

1. Corrected Press Release re RADA Electronic Announces US$5.88 Million Private Placement dated July 12, 2004.


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                                                                          ITEM 1


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Press Release                            Source: RADA Electronic Industries Ltd.

CORRECTION: RADA Electronic Announces US$5.88 Million Private Placement

Monday July 12, 12:00 pm ET

NETANYA, Israel, July 12 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq: RADIF - News) today announced that it has entered into a definitive agreement for the private placement of its securities with a small number of institutional and accredited investors for gross proceeds to RADA of approximately US$5.88 million.

RADA has agreed to issue an aggregate of 1.8 million ordinary shares at a price of US$1.60 per share, together with additional investment rights to purchase up to an aggregate of an additional 1.1 million ordinary shares at an exercise price of US$2.10 per share, and for a period of 24 months following effectiveness of the registration statement covering the resale of the ordinary shares underlying these rights. RADA also has agreed to issue an aggregate of US$3.0 million principal amount of convertible notes. The convertible notes will mature in 3 years, bear interest at a rate of six month LIBOR plus 2.5% and are convertible at the investors' option at a conversion price of US$2.10. The investors in the convertible notes also will receive warrants exercisable for a period of five years beginning six months following the closing to purchase up to an aggregate of 937,500 ordinary shares at an exercise price of US$2.50 per share.

Closing of the transaction is expected to occur early this week.

Adar Azancot, Chief Executive Officer of Rada, commented: "This transaction widens the company's investor base to include a number of leading investment funds. The funds raised will enable us to expedite our research and development plans that aim at enlarging our core avionics products offering to the market and expand into new complimentary products. The funds will also be used to further strengthen our market presence in the U.S., as well as in high growth markets. The U.S. is, for us, a strong growth potential market, where we have recently made milestone progress by winning a few important contracts."

The securities to be issued by RADA in the private placement have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. However, as part of the transaction, RADA agreed to file a registration statement on Form F-3 with the United States Securities and Exchange Commission for the purpose of registering the ordinary shares issuable in the private placement.

Copies of the definitive documentation relating to the private placement will be filed with the SEC on Form 6-K.

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The company specializes in Avionics, Ground Debriefing Stations (Video, ACMI and Maintenance) and Automatic Test Equipment.




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Note: Certain statements in this press release are "forward-looking statements"
within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

     Contacts
     Company contact
     Elan Sigal
     Chief Financial Officer
     Rada Electronic Industries Ltd
     Tel: (Israel) +972-9-892-1129
     elan_sigal@rada.com

     IR Contacts
     Ehud Helft/Kenny Green
     Gelbart Kahana
     Tel: (US toll free) 1-866-704-6710
     ehud@gk-biz.com / kenny@gk-biz.com








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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                 (Registrant)



                                            By: /s/Herzle Bodinger
                                                ------------------
                                                Herzle Bodinger, Chairman




Date: July 13, 2004